UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

DHI Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23331S100

(CUSIP Number)

EAMON SMITH

TCS CAPITAL MANAGEMENT, LLC

142 West 57th Street

11th Floor

New York, New York 10019

(212) 621-8771

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23331S100

1	NAME OF REPORTING PERSON

TCS CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 23331S100

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 23331S100

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 23331S100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have engaged in confidential discussions with management and the Board concerning a possible transaction to acquire the Issuer at a price per share of at least $2.55. Following such discussions, the Reporting Persons have determined not to pursue a possible transaction involving the Issuer at this time. On January 31, 2019, the Reporting Persons confirmed to the Issuer such determination.  In consideration of the Board's willingness to enter into such discussions and in accordance with the terms of a non-disclosure agreement, the Reporting Persons have agreed to certain standstill provisions that will continue until 11:59 PM New York City time on the date that is 15 business days prior to the first to occur of (i) the expiration of the nomination window for stockholders of the Issuer to submit director nominees for election to the Board at the Issuer’s 2020 Annual Meeting of Stockholders, and (ii) the deadline to submit other business proposals (excluding proposals for inclusion in the Issuer’s proxy statement pursuant to Rule 14a-8 of the Exchange Act) at such 2020 Annual Meeting of Stockholders.

The standstill restrictions prohibit the Reporting Persons from taking certain of the possible actions previously disclosed in Item 4 of the Schedule 13D, including, among other things, seeking Board representation, proposing any business combination, tender offer or other similar transaction involving the Issuer, or offering to acquire, acquiring or owning of record or beneficially any securities, assets or indebtedness of the Issuer or any of its affiliates, or rights or options to acquire such securities, assets or indebtedness, which would cause the Reporting Persons to beneficially own more than 9.99% in the aggregate of the Issuer’s then outstanding shares of common stock. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, among other things, selling some or all of their Shares on the open market or in private transactions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,890,453 Shares outstanding, as of October 26, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	TCS Advisors
(a)	As of the close of business on February 4, 2019, TCS Advisors directly owned 5,002,547 Shares.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

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CUSIP No. 23331S100

(c)	TCS Advisors has not entered into any transactions in the Shares during the past 60 days.
B.	TCS Management
(a)	TCS Management, as the investment manager of TCS Advisors, may be deemed the beneficial owner of the 5,002,547 Shares owned by TCS Advisors.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	TCS Management has not entered into any transactions in the Shares during the past 60 days.
C.	Mr. Semler
(a)	Mr. Semler, as the managing member of TCS Management, may be deemed the beneficial owner of the 5,002,547 Shares owned by TCS Advisors.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	Mr. Semler has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP No. 23331S100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2019

TCS CAPITAL ADVISORS, LLC

By:	TCS CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Management, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

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